

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Robert Hill
Chief Executive Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201

      Re: South State Corporation
           Registration Statement on Form S-4
           Filed March 16, 2020
           File No. 333-237214

Dear Mr. Hill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance